

May 20, 2011

Mr. Eugene G. Ballard
Senior Vice President-Chief Financial Officer
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, Connecticut   06830

     Re: **W. R. Berkley Corporation**
             Form 10-K for the Year Ended December 31, 2010
             File No. 001-15202

Dear Mr. Ballard:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Exhibit 13: Portions of the 2010 Annual Report to Stockholders

Management's Discussion and Analysis of financial condition and results of operations
Critical Accounting Estimates
Other-Than-Temporary Impairments (OTTI) of Investments
Fixed Maturity Securities, page 8

1. For your investments in states and municipalities with an available for sale carrying value of $5.5 billion at December 31, 2010, please provide us:
   - A schedule of amortized cost and fair value of your general obligation and special revenue bonds categorized by state and municipality; and
   - A description of the nature and primary revenue sources for your special revenue bonds.

2. Refer to your disclosure on page 8 under the caption OTTI of investments where you indicate that you classify fixed maturity securities and preferred stocks by credit rating, primarily based on ratings assigned by credit rating agencies. Please tell us the credit rating agencies used and the percentage of the carrying amount of your fixed maturity and preferred stock investments that assigned a credit rating by a credit rating agency. Further, if you performed an analysis to determine the quality rating of investments for which an external rating exists, provide us a summary describing the analysis that you performed, including use of credit spreads, the investments for which you performed the analysis and, where the analysis resulted in you concluding that the rating assigned by the external rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed. If applicable, reconcile these amounts to the amounts disclosed as non-investment grade securities shown in the table on page 9 that shows non-investment grade fixed maturity securities in an unrealized loss at December 31, 2010 and in the caption Preferred Stocks also on page 9.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
(1) Summary of Significant Accounting Policies
(F) Deferred policy acquisition costs, page 38

3. From your table on page 15, it is apparent that the combined ratio for your International segment has exceeded 100% for each of the last three years. In addition, it is evident from disclosures in your March 31, 2011 Form 10-Q that your International segment continues to reflect an underwriting loss in 2011. Please provide us proposed revised disclosure to be included in future periodic reports that indicates your policy for evaluating premium deficiencies. Please ensure this disclosure indicates how you group policies in your process and whether you include investment income in your evaluation. See ASC 944-60-25 and ASC 944-60-50-1.

(8) Loans Receivable, page 44

4. You disclose that you monitor the performance of each loan receivable and assign a risk rating based on your assessment of various factors and establish a valuation reserve for loans that you determine are probable that the contractual terms will not be met. For those loans that through this process you do not deem individually impaired, please tell us how you considered ASC 310-10-35-36. If appropriate, provide us proposed disclosure to be included in future periodic reports disclosing your accounting policy for recording a reserve for loans that you do not deem individually impaired.

5. Although you disclose in the fourth paragraph of Note 1Q that you adopted the effective portions of new guidance regarding additional disclosures for the allowance for credit losses and the credit quality of financing receivables, it is unclear where you make these disclosures. Please provide us proposed revised disclosure to be included in future

periodic reports that discloses the following information pursuant to ASU 2010-20 or tell us where this disclosure is in your filing or why it is not required:

- Your policy for classifying and accounting for nonaccrual status required by ASC 310-10-50-6;
- The disclosures related to nonaccrual and past due loans receivable required by ASC 310-10-50-7 and 50-7A;
- Your policy for charging off uncollectible loans receivable and the activity in your valuation allowance as required by ASC 310-10-50-11B;
- The information regarding impaired loans as required by ASC 310-10-50-14A and 50-15; and
- The credit quality information required by ASC 310-10-50-29. In this regard, it appears that you assess loan to value, cash flow stability and financial and operating performance in your impairment assessment as disclosed in the last paragraph of page 44.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant